Partners (admitted in Hong Kong)	26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com
Pierre-Luc Arsenault[3]
Lai Yi Chau
Henry M.C. Cheng[6]
Michel Debolt[3]
Justin M. Dolling[6]
David Patrick Eich (non-resident)[1,5,6]
Liu Gan[2]
Damian C. Jacobs[6,8]
Soo Yien Khor[10]
Wing Lau[6]
Guang Li3
Neil E.M. McDonald[7,9]
Douglas S. Murning[6]
Nicholas A. Norris[6]
John A. Otoshi[3]
Jamii Quoc[8]
Jesse D. Sheley[1]
Qiuning Sun[3]
Dominic W.L. Tsun[3,6]
Li Chien Wong
David Yun[6,7]
Registered Foreign Lawyers
Damien Coles[6]
Benjamin W. James[4]
Mengyu Lu3
Peng Qi3
Benjamin Su3
Jonathan J. Tadd[6]
Huimin Tang[3]
Shichun Tang[3]
David Zhang[3]

March 20, 2015

VIA EDGAR

Larry Spirgel, Assistant Director

Kathleen Krebs, Special Counsel

Brandon Hill, Attorney Advisor

Terry French, Accountant Branch Chief

Sharon Virga, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hailiang Education Group Inc.

Registration Statement on Form F-1

Filed December 24, 2014

File No. 333-201263

CIK No. 0001596964

Dear	Mr. Spirgel, Ms. Krebs, Mr. Hill, Mr. French and Ms. Virga:

        On behalf of our client, Hailiang Education Group Inc., a foreign private issuer incorporated in the Cayman Islands (the “Company”), below please find the Company’s responses to the comment letter to Mr. Lei Chen, the Company’s Chief Financial Officer, dated January 2, 2015, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

1.	Admitted in the State of Illinois (U.S.A.)
2.	Admitted in the Commonwealth of Massachusetts (U.S.A.)
3.	Admitted in the State of New York (U.S.A.)
4.	Admitted in the State of Texas (U.S.A.)
5.	Admitted in the State of Wisconsin (U.S.A.)
6.	Admitted in England and Wales
7.	Admitted in New South Wales (Australia)
8.	Admitted in Victoria (Australia)
9.	Admitted in Western Australia (Australia)
10.	Admitted in Singapore

Beijing    Chicago    Houston    London    Los  Angeles    Munich    New York    Palo Alto    San Francisco    Shanghai    Washington, D.C.

Securities and Exchange Commission

March 20, 2015

Concurrently with the submission of this letter, the Company is publicly filing its amendment No. 1 to registration statement on Form F-1 (the “Registration Statement”) and certain exhibits thereto via EDGAR to the Commission. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Registration Statement. The Registration Statement has been marked to show changes to the Company’s registration statement on Form F-1 publicly filed with the Commission on December 24, 2014.

The Company respectfully advises the Staff that it plans to file another amendment to the Registration Statement containing the preliminary prospectus with the estimated offering size, price range, full interim financial statements for the six months ended December 31, 2014 and updated financial and operating data of the Company in late March 2015. The Company also plans to commence the roadshow for the proposed offering at that time. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter dated January 2, 2015. For ease of reference, we have set forth the Staff’s comments in bold and the Company’s responses for each item below.

In addition to adding and revising the disclosure in response to the Staff’s comments, the Company has included the Company’s logo and updated portions of the Registration Statement to reflect the Company’s latest developments since the Company submitted its draft Registration Statement on December 24, 2014.

We wish to thank you and other members of the Staff in advance for your review of the enclosed filing.

General

1.	Please revise the prospectus cover page artwork to disclose what you are depicting in the pictures. If you are depicting particular schools, please identify the schools and explain the registrant’s relationship to the schools, which does not include ownership due to prohibitions and restrictions on foreign ownership under PRC laws and regulations. For guidance on prospectus artwork, refer to our Compliance and Disclosure Interpretations, Securities Act Forms, Question 101.02, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

In response to the Staff’s comment, the Company has revised the prospectus cover page artwork with the names of the depicted schools and the nature of the schools’ ownership and filed as correspondence on EDGAR on February 12, 2015.

Securities and Exchange Commission

March 20, 2015

Underwriting, page 159

2.	We note your response to comment 3 of our prior letter and reissue in part. We note your intention to seek listing on the Nasdaq Global Market, which is a condition to the underwriter’s obligation to offer and sell the ADSs. Please disclose the material listing requirements for this exchange and whether the company currently meets such requirements.

In response to the Staff’s comment, the Company has revised the disclosure on page 160 of the Registration Statement.

Exhibits

3.	You have indicated in the exhibit index that you intend to file an opinion from Conyers Dill & Pearman (Cayman) Limited regarding certain Cayman Islands tax matters, which opinion is included within the Exhibit 5.1 legality opinion of Conyers Dill & Pearman (Cayman). Counsel’s tax opinion is not included within the Exhibit 5.1 legality opinion. Please advise us whether you intend to file the opinion and, if not, please remove it from the exhibit index.

In response to the Staff’s comment, the Company has filed an opinion from Conyers Dill & Pearman regarding relevant Cayman Islands tax matters as Exhibit 8.1 to the Registration Statement, and revised the Exhibit Index accordingly.

4.	Please file as an exhibit the escrow agreement governing the offering proceeds.

In response to the Staff’s comment, the Company has engaged an escrow agent and will file the escrow agreement governing the offering proceeds in its next filing as Exhibit 10.15 to the Registration Statement. The Company has revised the Exhibit Index accordingly.

*        *        *

If you need additional copies or have any questions regarding the Registration Statement, please give me a call at +852 3761 3318 (work) or +852 9124 8324 (cell) or Benjamin Su at +852 3761 3306 (work) or +852 9881 9371 (cell).

Securities and Exchange Commission

March 20, 2015

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

David Zhang
of Kirkland & Ellis

Enclosures

cc:	Lei Chen, Hailiang Education Group Inc.

Benjamin Su, Esq., Kirkland & Ellis International LLP

Jessie Qian, Partner, KPMG Huazhen (SGP)